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20010746

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StateTrust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 Clint Moore Rd

(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Cimbal (305) 321-8100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.

(Name – *if individual, state last, first, middle name*)

2699 S Bayshore Dr	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Cimbal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StateTrust Investments, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LOURDES PONTE
MY COMMISSION # GG 104743
EXPIRES: September 15, 2021
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

StateTrust Investments, Inc.
Miami, Florida

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of StateTrust Investments, Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of StateTrust Investments, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of StateTrust Investments, Inc.'s management. Our responsibility is to express an opinion on StateTrust Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StateTrust Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as StateTrust Investments, Inc.'s auditor since 2001.

Miami, Florida
February 26, 2020

STATETRUST INVESTMENTS, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

CASH AND CASH EQUIVALENTS, INCLUDING $340,747 OF THE CONSOLIDATED VARIABLE INTEREST ENTITY	$	1,108,492
SECURITIES OWNED, AT FAIR VALUE		728,846
RECEIVABLE FROM BROKER		597,496
INTEREST RECEIVABLE		2,771
RESTRICTED CASH		100,000
DUE FROM AFFILIATES, INCLUDING $164,218 OF THE CONSOLIDATED VARIABLE INTEREST ENTITY		445,050
PROPERTY AND EQUIPMENT, NET, INCLUDING $12,530,764 OF THE CONSOLIDATED VARIABLE INTEREST ENTITY		13,948,022
OTHER ASSETS, INCLUDING $43,238 OF THE CONSOLIDATED VARIABLE INTEREST ENTITY		244,872
	$	17,175,549
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES, INCLUDING $21,020 OF THE CONSOLIDATED VARIABLE INTEREST ENTITY	$	356,431
DEFERRED INCOME TAXES		294,468
MORTGAGE NOTE PAYABLE, CONSOLIDATED VARIABLE INTERST ENTITY		10,005,408
TOTAL LIABILITIES		10,656,307
CONTINGENCY		
STOCKHOLDER'S EQUITY		
EQUITY OF STATETRUST INVESTMENTS, INC.		6,417,301
NON-CONTROLLING INTEREST		101,941
STOCKHOLDER'S EQUITY		6,519,242
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,175,549

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

StateTrust Investments, Inc. ("STI"), incorporated under the laws of the State of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. STI primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 85% of STI's unaffiliated customers are located in Latin America. STI earns commissions, fees and margin interest participation from transactions with clients, of which approximately 85% originated from related parties in 2019. STI also trades securities for its own account.

StateTrust Investments, Inc. is a wholly owned subsidiary of StateTrust Group LLC (the Parent).

Boca 1750, LLC ("Boca 1750"), is a wholly owned subsidiary of the Parent. Boca 1750 is a company affiliated via common ownership with StateTrust Investments, Inc., was organized in 2018 and is the lessor of real property occupied by StateTrust Investments, Inc.

Basis of Consolidation

The consolidated financial statements include the accounts of StateTrust Investments, Inc. and Boca 1750, LLC, collectively referred to as the "Company". Boca 1750 is a variable interest entity in which StateTrust Investments, Inc. has the power to direct its significant activities, has guaranteed the mortgage note payable for the property, which represents the maximum exposure to loss, and is the primary beneficiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Consolidation of the variable interest entity's assets amounted to approximately $13,100,000 comprised principally of cash and real estate property and liabilities of approximately $13,000,000 comprised principally of a mortgage note payable and a related party note payable to STI of which approximately $2.9 million eliminates in consolidation. The equity interests of Boca 1750 are reflected as non-controlling interest in the accompanying consolidated financial statements.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the course of business, maintain account balances in excess of federally insured limits.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The Company accounts for restricted cash based upon Accounting Standards Update ASU 2016-18. Accordingly, the cash balances in the accompanying statement of cash flows include those amounts that are deemed to be restricted cash.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

The Company's investments in securities are required to be carried at fair value. Fair value is the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Accounting rules establish a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The hierarchy is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of these accounting values to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Exchange Traded Fund Securities

Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intraday trading in the U.S. markets for investments such as American Depository Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of the historical relationship and that are categorized in level 2. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are also categorized in level 2.

Sovereign Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. These items are typically categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are typically categorized in Level 2 of the fair value hierarchy.

Revenue Recognition

The Company recognizes revenue when it transfers promised services to clients (performance obligations) in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current year are primarily related to performance obligations that have been satisfied during the year.

Due from Affiliates

Amounts due from affiliates are stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Property and Equipment

Property and equipment are stated at cost. The Company provides for depreciation over the estimated useful lives of the assets using the straight line method. The estimated useful lives of these assets range from five to twenty seven and a half years. Maintenance and repairs are charged to expenses as incurred. Renewals and betterments that extend the useful lives of assets are capitalized.

Income Taxes

StateTrust Investments, Inc. accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Boca 1750 is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by Boca 1750. Members are taxed individually on their share of the Boca 1750's earnings. Boca 1750's net income or loss is allocated among the members in accordance with the operating agreement of Boca 1750. No provision for income taxes for Boca 1750 is included in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

Management Agreement

The Company has entered into a management agreement with an affiliate that is related to the Company by virtue of common ownership.

This affiliate receives a management fee in consideration of referral agent expenses, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company.

As of December 31, 2019, the Company has outstanding advances to this affiliate of $335,635, which were repaid after year end. In addition, the amounts remitted in excess of management fees due to this related entity at December 31, 2019, are accounted for as in-substance distribution, which aggregate $2,204,130.

Commission and Referral Fees

The Company pays commissions and referral fees to certain affiliated registered representatives and referral brokers who are related by virtue of common ownership.

Distribution Agreement

Pursuant to a distribution agreement dated July 17, 2003, the Company is the exclusive agent for the distribution of shares to certain offshore funds ("Funds"). The Company is related to the Funds as it has common management. These Funds operate as diversified open-end management investment companies.

Insurance Company

The Company is related to an insurance company by virtue of common ownership.

International Bank

The Company is related to an international bank by virtue of common ownership.

Parent Company

During 2018, the Parent offered its members the option at the discretion of the Parent, to exchange membership units in the Parent for 0.1805 shares of the Company. Six members of the Parent have elected to enter the option program with the right to exchange approximately 950,000 units of the Parent for approximately 172,000 shares of the Company and for such shares to be redeemed by the Company at $8.98 per share. The Parent had the right to exercise this option in 8 separate tranches up until December 31, 2019. During 2018, the Parent elected to exercise the partial execution of the option, approximately 320,000 membership units in the Parent for approximately 57,000 shares of the Company which were repurchased by the Company at $8.98 per share or approximately $512,000. During 2019, the Parent elected to exercise the remaining units tendered, approximately 630,000 member units in the Parent for approximately 115,000 shares of the Company which were repurchased by the Company at $8.98 per share or approximately $1,029,000. The election for the members to keep the shares in the Company or to have the Company redeem the shares, was one made by each member in the option agreement. The shares of all six members have been redeemed, and the Company holds the reacquired shares in treasury stock.

In addition, the Company is due $66,057 for the reimbursement of expenses paid on behalf of the Parent.

NOTE 3. FAIR VALUE MEASUREMENT

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31,2019:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned:				
Sovereign and corporate bonds	$ -	$ 149,844	$ -	$ 149,844
Equities	579,002	-	-	579,002
TOTALS	$ 579,002	$ 149,844	$ -	$ 728,846

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2019 consisted of the following:

Land	$ 1,859,949
Building	11,289,111
Furniture & Fixture	250,096
Office Equipment	344,193
Computers	241,456
Leasehold Improvement	808,175
Computer Software	117,972
	14,910,952
Less: accumulated depreciation and amortization	(962,930)
	$ 13,948,022

NOTE 5. MORTGAGE NOTE PAYABLE

In connection with Boca 1750's acquisition of land and building utilized by the Company as headquarters, on June 2018, it entered into a Mortgage and Security Agreement (the "Mortgage") with a financial institution in the amount of $10,400,000. The Mortgage calls for monthly interest and principal payments of $60,321 beginning July 15, 2018 until June 15, 2025, at which time all outstanding principal, plus all accrued and unpaid interest is due. The Mortgage bears interest at 4.85% per annum and is collateralized by certain assets of Boca 1750. The Mortgage is guaranteed by STI, the Parent, and other entities related to the Parent. The Mortgage required the Company to comply with certain financial covenants. A loan commitment fee of $78,000 was paid in connection to the Mortgage. At December 31, 2019, accrued interest amounted to approximately $20,328 and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheet.

Aggregate maturities of long-term debt subsequent to December 31, 2019, are as follows:

2020	$	232,707
2021		245,814
2022		258,177
2023		271,163
2024		283,542
Thereafter		8,774,801
	$	10,066,204

NOTE 6. INCOME TAXES

At December 31, 2019, the Company has a deferred tax liability of $294,468 principally related to temporary differences arising from the excess of depreciation for tax purposes offset by unrealized losses on securities.

The effective tax rate differed from the maximum federal statutory rate of 21% principally due to permanent differences.

NOTES 7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2019, the Company's "Net Capital" was $1,455,492 which exceeded requirements by $1,355,492 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.39 to 1.

NOTES 8. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company has its clearing and depository operations for the Company's securities transactions with AXOS Clearing LLC (AXOS), whose main office is located in Nebraska. The underlying agreement with AXOS renews annually and provides for early termination fees based on average clearing charges. At December 31, 2019, the receivable from broker and deposit at clearing broker are with this brokerage firm. In addition, substantially all cash and cash equivalents and securities owned are held by this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTES 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2020, which is the date the financial statements were issued and determined that no additional financial statement recognition or disclosure is necessary.